Melissa K. Rice, PA
Attorneys and Counselors at Law

April 27, 2006

Jeffrey Riedler, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:  MEDirect Latino, Inc.
Form 10 amendment filed March 24, 2006
File No.: 0-51795

Dear Mr. Riedler:

We are in receipt of your correspondence dated April 5, 2006, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Management’s Discussion and Analysis

1. Disclosures have been provided and updated as requested. (See pages 14, 15, and 18.)

Critical Accounting Policies

2. A more detailed explanation has been provided. (See page 17.)

Revenue Recognition

3. A more detailed explanation has been provided. (See page 17.)

Capital Resources

4. The amount included in the table for the Series A Preferred and the amount included in the statement of stockholder’s equity has been reconciled. Footnote disclosure has been revised to clarify that the dilution reflected in the financial statements takes into account all previously issued shares along with the shares issued in each respective offering and expenses incurred in the issuance of the shares. (See page 17.)

5.  A tabular disclosure has been provided. (See page 17.)

Financial Statements for years ended June 30, 2005, 2004 and 2003

6. Clarification has been provided. Financial Statements have been revised.

Statements of Stockholder’s Deficit

7. Founders shares were committed to Raymond Talarico, Debra Towsley and Charles Hansen but not issued in their entirety. At the time of commitment there was no established value.

8. Class A Common Stock were authorized by amendment to the articles of incorporation the first quarter of 2006.

Note 1. Organization and Summary of Significant Accounting Policies

9. Disclosure and clarification to the MD&A and Financial Statements has been provided.

Note 5. Related Party Transactions

10. The notes and loans payable to stockholders in the amount of $711,968.00 which were converted into Series C preferred stock were converted under the terms of a note dated July 25, 2002. The Company was a privately held company in the development stage and the stock of the Company had no market value. In determining a beneficial conversion feature under EITF 98-5 paragraph 5, the embedded beneficial conversion feature present in convertible securities should be valued separately at issuance. To determine this value the amount should be calculated at the commitment date as the difference between the conversion price, in this case par value of the stock, and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). The estimate of fair value should be used based on the best information available in the circumstances if a quoted market price is not available. The estimate of this value at July 25, 2002, date of issuance of the note, was zero.

11. Initial disclosure was correct. There are two (2) identical shareholder notes. One of the notes was inadvertently omitted on the second filing. We have corrected the previous error.

12. Disclosure has been provided. Please see MD&A - Preferred C Stock.

13. Additional clarification to Note 5 in the Financial Statements has been provided.

14. These stock options have not been granted pursuant to the terms of the agreement as disclosed in Note 5 of the Financial Statements.

Note 9. Stockholder’s Equity

15. Under the terms of the Second Joint Plan of Reorganization of Interaxx Technologies, Inc. and Interaxx Television Network, Inc. dated December 30, 2002, four stand-alone companies were formed. Interaxx Digital Tools, Inc., which became Latino RX Direct, Inc. and then MEDirect Latino, Inc. were one of the four companies formed. As part of the reorganization the creditors and stockholders of Interaxx Technologies, Inc and Interaxx Television Network, Inc. were issued 1,200,697 Series A Convertible Preferred Units of the new formed company, Interaxx Digital Tools, Inc. This entity was a shell corporation without assets and liabilities and had no stock trading value. In a transaction deemed a reverse acquisition, MEDirect Latino, Inc. became the acquirer and continued with the capitalization of the company as it had existed from the formation under the plan of reorganization. Therefore the Series A Convertible Preferred Units with A, B and C warrants exercisable at various prices were outstanding before they expired without being exercised. Therefore, because the warrants had no value at the time they were issued, no accounting treatment was deemed necessary at the time the warrants became worthless.

16. Interim Financial Statements have been revised as requested.

Financial Statements for the six months ended December 31, 2005 and 2004 (unaudited)

17. During the period subsequent to December 31, 2005, the Company issued additional shares from an equity raise and conversions of preferred shares.

Note 1. Organization and Summary of Significant Accounting Policies, page F-37
Advertising, page F-39 and Note 5. Direct Response Advertising, page F-40

18. We have conducted an extensive review of the Company’s historical data as it relates to our accounting treatment of direct-response advertising and related costs. In accordance with SOP 93-7, the financial statements for the periods presented are capitalized and amortized to selling, general and administrative expenses on an accelerated basis during the first year of a three year period. The amortization rate is such that 32% of such costs are expenses in the first year they are incurred and the remaining 68% is expensed on a straight-line basis over the next two years.

Management assesses the realizability of the amounts of direct-response advertising costs reported as assets at each balance sheet date by comparing the carrying amounts of such assets to the probable remaining future net cash flows expected to result directly from such advertising. Advertising that does not meet the capitalization requirements of SOP 93-7 is expensed in the current period.

As an example, the Company is able to provide the following historical data to support this accounting treatment. For HIPPA privacy purposes, the customer name is not given; however, the example is based on actual historical data relating to the sale of the Company’s diabetic and related supplies to Medicare eligible diabetics.

The Company began a television advertising campaign in November 2002 spending a total of $34,000. Mrs. Jane Doe called our 800 call-in number on November 23, 2002 after viewing one of our television spots that aired on WWWW TV during that campaign (as did many other customers.) She was Medicare eligible, diabetic and, after the proper protocol, we shipped her an initial product order totaling $270.00 for which we billed Medicare on December 1, 2002. The revenue was collected on January 30, 2003 through the electronic payment from Medicare into the Company’s bank account. Approximately every 100 days since that date, she has reordered supplies from us in the total amount of $2,300.00 as of today’s date. The cost of acquiring Mrs. Jane Doe as a customer who has provided the Company with continued ‘realized revenues’ for over three years, was in the initial advertising dollars spent. She continues to be a customer and we will realize future revenue from her without having to spend any additional advertising.

The Company is able to make these actual examples available if required, however, the names of the customers must be kept private. The trend, however, is the same for all of the Company’s customers and management believes the present manner of accounting is supported from the actual historic data.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

By:	/s/ MELISSA K. RICE, P.A.
MELISSA K. RICE, P.A.
Melissa K. RiceFor the Firm